02058878

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
Exact Name of Registrant as Specified in Charter

000-0809-940
Registrant CIK Number

Form 8-K, November 29, 2002, MLMI Series 2002-A3

333-47270

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ________________________
Name: John Winchester
Title: Authorized Signatory

Dated: November 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

(Internal Use Only)

MBS New Transaction

Computational Materials

$466,163,093 (approximate)
MLMI Series 2002-A3

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURE: Pass-Through

TO WEIGHTED AVERAGE 1st RATE CHANGE DATE									
Class	Approximate Size * ($)	Collateral Type	Principal Type	*Expected* Pricing WAL (yrs.) **	Pricing Speed (CPR)	*Expected* Principal Window (mos.)**	*Expected* Last Scheduled Distribution Date**	*Expected* Ratings Moody's	Fitch
I-A	97,868,218	3/1	PT	1.83	25	32	7/25/2005	Aaa	AAA
II-A	89,580,932	3/1	PT	1.68	30	32	7/25/2005	Aaa	AAA
III-A	267,218,229	5/1	PT	2.20	30	55	6/25/2007	Aaa	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** The expected weighted average life (WAL) of the Class I-A, Class II-A, and Class III-A Certificates is run to the earlier of the Group Rate Change Date or when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 1% of the aggregate unpaid Principal Balance of the Mortgage Loans as of the Cut-Off Date. However, if run to maturity, the Class I-A1, Class II-A1 and Class III-A1 Certificates will have a different WAL as described herein.

Subordinate Classes

TO MATURITY								
Class	Approximate Size * ($)	Collateral Type	Principal Type	*Expected* WAL (yrs.)	*Expected* Principal Window (mos.)	*Expected* Last Scheduled Distribution Date	*Expected* Ratings Moody's	Fitch
M-1	6,568,980	Variable	MEZ	5.74	358	9/25/2032		AA
M-2	3,049,883	Variable	MEZ	5.74	358	9/25/2032		A
M-3	1,876,851	Variable	MEZ	5.74	358	9/25/2032		BBB
B-1**	938,425	Variable	SUB	5.74	358	9/25/2032		BB
B-2**	938,425	Variable	SUB	5.74	358	9/25/2032		B
B-3**	1,173,041	Variable	SUB	5.74	358	9/25/2032		NR

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** Not Offered.

I/O Certificates

To WEIGHTED AVERAGE 1ST RATE CHANGE DATE								
Class	*Expected* Initial Notional Amount* ($)	Interest Type	Principal Type	*Expected* WAL (yrs)	*Expected* Payment Window (mos)**	Related Group Rate Change Date	*Expected* Ratings Moody's	Fitch
I-A-IO	97,868,218	Variable	Notional	N/A	32	7/25/2005	Aaa	AAA
II-A-IO	89,580,932	Variable	Notional	N/A	32	7/25/2005	Aaa	AAA
III-A-IO	267,218,229	Variable	Notional	N/A	55	6/25/2007	Aaa	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** Interest Only.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Series:	MLMI Series 2002-A3
Master Servicer:	Wells Fargo Bank Minnesota, N.A.
Underwriter:	Merrill Lynch & Co.
Cut-Off Date:	November 1, 2002
Closing Date:	On or about November 29, 2002
Distribution Date:	25th of each month, or the first business day thereafter, beginning December 2002
Tax Status:	REMIC
Trustee:	[JP Morgan Chase]
Mortgage Loans:	All of the mortgage loans have a fixed interest rate period of 3 years for group I and group II; and 5 years for group III. After the fixed rate period, the interest rate adjusts (a) semi-annually to a spread over 6-Month LIBOR, (b) annually to a spread over 12-Month LIBOR or (c) annually to a spread over 1-Year Treasury

Terms:

Class A Certificates:	Class I-A, Class II-A, Class III-A, Class I-A-IO, Class II-A-IO and Class III-A-IO Certificates (offered)
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates (offered).
Class B Certificates:	Class B-1, Class B-2 and Class B-3 Certificates (not offered).
Subordinate Certificates:	Class M and Class B Certificates.

Structure:

Credit Enhancement:

Class A Certificates Credit Enhancement

Subordination of Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, totaling [3.10%] of the Cut-Off Date Principal Balance of the Mortgage Loans.

Class M-1, Class M-2, and Class M-3 Certificates Credit Enhancement

Class M-1 is enhanced by [1.70%] in subordinate certificates.

Class M-2 is enhanced by [1.05%] in subordinate certificates.

Class M-3 is enhanced by [0.65%] in subordinate certificates.

Principal Payments:

The applicable Senior Percentage of all scheduled principal payments from the mortgage loans in each loan group will be allocated to the related Class A Certificates, other than the related Class A-IO Certificates, and the remainder shall be allocated to the Class M and Class B Certificates on a pro rata basis, based on their principal balances.

All principal prepayments will be applied using a "shifting interest" structure. Except as provided below, all principal prepayments on the mortgage loans in any loan group will be distributed to the related Class A Certificates, other than the related Class A-IO Certificates, until the distribution date in December 2007, unless, the principal balance of such Class A Certificates has been reduced to zero. On and after December 2007, subject to certain loss and delinquency tests, with respect to the mortgage loans in any loan group, the related Class A Certificates, other than the related Class A-IO Certificates, will receive the related Senior Percentage of principal prepayments plus the following percentage of the related Subordinate Percentage of principal prepayments:

Distribution Date:	Percentage:
December 2007 to November 2008	70%
December 2008 to November 2009	60%
December 2009 to November 2010	40%
December 2010 to November 2011	20%
December 2011 and thereafter	0%

The Class M and Class B Certificates will be entitled to receive on a pro rata basis, based on their principal balances, any principal prepayments not allocated to the Class A Certificates, provided that if the percentage interest of any class of Class M-2, Class M-3 or Class B Certificates is less than its percentage interest on the closing date, such class of Certificates will not be entitled to any principal prepayments.

Notwithstanding the foregoing, if the percentage interest in the trust evidenced by the Class M and Class B Certificates is twice such percentage interest on the closing date, if such distribution date is on or after December 2005, for the mortgage loans in each loan group, the related Class A Certificates, other than the related Class A-IO Certificates, will be entitled to receive the related Senior Percentage of principal prepayments, subject to certain loss and delinquency tests, and in each case with the remainder of any principal prepayments allocated to the Class M and Class B Certificates as provided above.

The "Senior Percentage" for any loan group shall equal the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the related Class A Certificates, other than the related Class A-IO Certificates, and the denominator of which is the aggregate principal balance of the related Mortgage Loans. The "Subordinate Percentage" for any loan group shall equal 100% minus the related Senior Percentage.

Group Rate Change Date: For each group of mortgage loans and related Class A Certificates, weighted average interest rate adjustment date.

Pass-Through Rates: Prior to the related Group Rate Change Date, the pass-through rate on each class of Class A Certificates, other than the Class A-IO Certificates, will be a per annum rate equal to the lesser of (a) a fixed rate and (b) the weighted average of the net mortgage rates of the Mortgage Loans in the related Group. Beginning with the interest accrual period related to the related Group Rate Change Date and thereafter, the pass-through rate on each class of Class A Certificates, other than the Class A-IO Certificates, will be equal to the lesser of (a) the weighted average of the net mortgage rates of the Mortgage Loans in the related Group and (b) the weighted average of the following rates on each related Mortgage Loans: for each related Mortgage Loan with an Index of one-year LIBOR, one-year LIBOR plus 1.75%, for each related Mortgage Loan with an Index of six-month LIBOR, six-month LIBOR plus 1.50% and for each related Mortgage Loan with an Index of one-year Treasury, one-year Treasury plus 2.25%, in each case with each Index calculated as provided in the related mortgage note; provided, that for the purpose of determining these rates, to the extent on any Mortgage Loan the net mortgage rate is capped at a particular net mortgage rate which is less than the related Index plus 1.75%, 1.50% or 2.25%, as applicable, such net mortgage rate cap shall be the rate used for purposes of this calculation.

The pass-through rate on the Class I-A-IO, Class II-A-IO and Class III-A-IO Certificates on each distribution date will be a per annum rate equal to the excess, if any, of the weighted average of the net mortgage rates of the related mortgage loans minus the related Class A Certificate pass-through rate for the related Group.

The pass-through rate on each class of Class M Certificates and Class B Certificates will equal the weighted average of the weighted average net mortgage rates for the Group I, Group II and Group III mortgage loans, weighted in proportion to the excess of the principal balance of the related mortgage loans over the principal balance of the related Class A Certificates. The pass-through rate with respect to the first interest accrual period is expected to be approximately [5.581]% per annum.

Advances:	The Master Servicer is obligated to make advances of cash, which will be included with mortgage collections, in an amount equal to the delinquent monthly payments due on the immediately preceding monthly payment date. The master servicer is under no obligation to make advances to the extent it determines such advances are not recoverable from future payments or collections on the related mortgage loans. Advances are not made to guarantee or insure against losses.
Optional Termination:	The Master Servicer may repurchase from the Trust Fund all Mortgage Loans remaining outstanding on the Distribution Date when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 1% of the aggregate unpaid Principal Balance of the Mortgage Loans on the Cut-off Date.
SMMEA:	Class A Certificates and Class M-1 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	Class A Certificates and Class M Certificates will be eligible for purchase by ERISA accounts subject to the satisfaction of the conditions of the underwriter's exemption. Any ERISA should consult with counsel before making a purchase.
Certificate Ratings:	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. A security rating does not address the frequency of prepayments on the Mortgage Loans or the corresponding effect on yield to investors.
Material Federal Income Tax Consequences:	For federal income tax purposes, the trust fund (exclusive of the rights in the additional collateral) will comprise multiple real estate mortgage investment conduits, organized in a tiered REMIC structure. The Class A, Class M and Class B Certificates will represent beneficial ownership of REMIC "regular interests" in the upper tier REMIC. The trust will also issue Class R-I and Class R-II Certificates, which will represent the beneficial ownership of the sole class of "residual interest" in the related REMIC.

THE MORTGAGE POOL

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of November 1, 2002):

	Group I Mortgage Loans	*Group II Mortgage Loans*	*Group III Mortgage Loans*
ARM Type	3/1 LIBOR	3/1 CMT	5/1 ARM
Originator	MLCC NAT CITY	ABN AMRO MLCC NAT CITY	MLCC NAT CITY
Number of Loans	241	190	648
Aggregate Current Principal Balance ($)	100,999,194.57	92,446,783.98	275,767,007.21
Average Current Principal Balance ($)	419,083.79	486,562.02	425,566.37
Range of Current Principal Balance ($)	84,789-1,442,500	87,620-996,623	25,993-3,195,000
Average Original Principal Balance ($)	422,268.18	491,579.41	431,884.88
Range of Original Principal Balance ($)	84,789-1,442,500	88,000-1,000,000	26,016-3,195,000
Weighted Average Remaining Term (months)	356	356	354
Range of Remaining Terms (months)	349-358	352-358	341-358
Weighted Average Original Term (months)	360	360	360
Range of Original Terms (months)	360	360	360
Index			
Six Month LIBOR	28.55%	0.00%	63.78%
Twelve Month LIBOR	71.45%	0.00%	30.95%
One Year Treasury	0.00%	100.00%	5.27%
Current Weighted Average Mortgage Interest Rate	5.434%	5.643%	6.087%
Range of Current Mortgage Interest Rates	4.500%-6.375%	4.500%-6.500%	5.000%-7.500%
Weighted Average Gross Margin	2.182%	2.748%	2.117%
Weighted Average Maximum Lifetime Mortgage Interest Rate	11.145%	11.643%	11.109%
Range of Minimum Lifetime Mortgage Interest Rates	4.500%-6.375%	4.500%-6.500%	5.000%-7.500%
Weighted Average Loan-to-Value Ratio*	68.512%	71.500%	66.222%
Weighted Average Months to Interest Roll	32	32	55
Range of Months to Interest Roll	9-34	28-34	41-81
Weighted Average Initial Periodic Rate Cap	2.857%	2.000%	4.991%
Range of Initial Periodic Rate Caps	2.000%-5.000%	2.000%	2.000%-5.000%
Weighted Average Subsequent Periodic Rate Cap	1.714%	2.000%	1.365%
Range of Subsequent Periodic Rate Caps	1.000%-2.000%	2.000%	1.000%-5.000%
Weighted Average Credit Score	733	722	729
Range of Credit Scores	620-809	611-801	539-813
Mortgaged Premises (above 1% of pool)			
Single-Family Dwellings	66.83%	69.90%	64.35%
PUD	23.93%	16.46%	25.16%
Condominiums	6.96%	7.36%	7.50%
Two to Four Family	0.00%	3.00%	0.70%
High Rise	0.00%	2.87%	0.00%
Co-Op	1.36%	0.00%	1.51%
Interest Only Loans	40.77%	2.99%	72.24%
Max Zip Code Concentration (%)	3.62%	1.99%	1.37%
Max Zip Code Concentration (zip)	95014	94301	95014
Geographic Concentration (above 5% of pool)	CA – 39.90% IL – 8.54% CO – 5.86% AZ – 5.52% NY – 5.38%	CA – 43.60% IL – 11.40%	CA – 31.06% NY – 6.85% NJ – 6.80% FL – 5.20%

*The constructive loan-to-value ratio for any mortgage loan is calculated as (i) the original loan amount less the amount of any required additional collateral, generally 30% divided by (ii) the appraised value of the mortgaged property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the mortgaged property.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

John Winchester	(212) 449-5182
Ted Bouloukos	(212) 449-5029
Neeraj Tulshan	(212) 449-5494
Shana Hennigan	(212) 449-5063

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Vince Mora	(212) 449-5320